SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-1079279

DOT COM ENTERTAINMENT GROUP, INC.
 (Exact name of registrant as specified in its charter)

150 Randall Street
Oakville, Ontario, Canada L6J 1P3
(905) 337-8524
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON STOCK, PAR VALUE $.001 PER SHARE
 (Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 105

Pursuant to the requirements of the Securities Exchange Act of 1934, Dot Com Entertainment Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person this 14th day of October, 2003.

DOT COM ENTERTAINMENT GROUP, INC.
By:	/s/ Scott White
Scott White
President and Chief Operating Officer